Exhibit 99.5

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

November 13, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on November 13, 2024 by a newswire company in Canada and filed under the Company’s profile on SEDAR+.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

+1 (647) 259-1790

Item 9 Date of Report

November 13, 2024

Schedule “A”

Bitfarms Reports Third Quarter 2024 Results

- Revenue of $45 million, up 8% Q/Q and up 30% Y/Y -

- Gross mining margin of 38%, compared to 51% in Q2 2024 and 44% in Q3 2023 -

- Current hashrate of 11.9 EH/s, up from 10.4 EH/s in Q2 2024 -

- Current efficiency of 21 w/TH, a 16% improvement from June 30, 2024 -

- Synthetic HODL increased to 802 at October 31, 2024 from 208 long-dated BTC call options at June 30, 2024, up 286% ~~-~~

This news release constitutes a “designated news release” for the purposes of the Company’s amended and restated prospectus supplement dated October 4, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (November 13, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global vertically integrated Bitcoin data center company, reported its financial results for the third quarter ended September 30, 2024. All financial references are in U.S. dollars.

During the quarter, Bitfarms continued to execute its transformational fleet upgrade and executed upon its strategic rebalancing and expansion of its operations in the U.S.

To that end, Bitfarms announced its acquisition of Stronghold Digital Mining, Inc (Nasdaq: SDIG) (“Stronghold”), which is expected to put Bitfarms on track to increase its energy portfolio to over 950 MW by year-end 2025 with potential for multi-year expansion capacity of up to 1.6 GW. This represents a significant shift of Bitfarms’ portfolio towards the U.S., which will come to represent approximately 66% of the Company’s total portfolio, an eleven-fold increase from 6% operating power in the U.S. today. Bitfarms has already begun maximizing the utility of the Stronghold sites with two consecutive hosting agreements totaling 20,000 miners, signed in September and October, supporting approximately 4 EH/s. Upon close of the Stronghold acquisition, these hosting agreements will revert to self-mining operations.

The Company continues to make progress on its fleet upgrade program, deploying 5,400 additional miners during the quarter and achieving its efficiency target of 21 w/TH three months ahead of schedule. This efficiency represents a 40% improvement year-to-date, reducing direct operating costs per terahash and improving gross margins.

In addition, Bitfarms will be upgrading the remaining 18,853 T21 miners to be delivered by Bitmain as part of Bitfarms’ fleet upgrade program announced last year. Under the agreement, Bitfarms will be installing more powerful and efficient S21 Pro miners, operating at 234 TH/s and 15 w/TH, which represents more than a 20% improvement from the T21 miners in both energy efficiency and hashrate.

During the quarter, Bitfarms took significant steps to strengthen its leadership team with new hires and a new management structure, providing greater scalability and accountability in data center development and operations, and laying the foundation for the establishment of HPC/AI operations. Bitfarms also strengthened its corporate governance with the appointment of two new directors and the appointment of the former Lead Director to Independent Chairman. The Bitfarms Board of Directors now consists of five members, four of whom are independent. The Company will hold a Special Meeting on November 20th to vote on an expansion of the Board from five to six members, the nomination of Andrew J. Chang to the Board, and the ratification of the Company’s Shareholder Rights Plan.

In line with its strategy to diversify beyond Bitcoin mining and maximize the value of its power assets, Bitfarms has selected two U.S. sites for a one to two MW HPC/AI pilot site. While still early stages, the land and power are secured at both sites, with active conversations taking place with potential partners and suppliers to discuss potential accelerated deployment in 2025. The Company is currently in the process of finalizing terms, plans and budgets as the first step in executing a comprehensive long-term HPC/AI strategy.

CFO Jeff Lucas concluded, “Despite third quarter headwinds of record low hashprices for the Bitcoin mining industry, a 62% year-over-year increase in network difficulty, and the first full quarter following the April Halving Event, our mining operations remained profitable and continued to drive free cash flow. While we achieved our year-end efficiency target of 21 w/TH in the third quarter, shipping delays and continued miner servicing of our Bitmain T21s impacted our ability to reach 21 EH/s in 2024. We are working closely with Bitmain on warranty servicing and miner upgrades and expect to reach 21 EH/s in the first half of 2025.”

“As previously communicated, 2024 has been a transformative year for Bitfarms,” stated CEO Ben Gagnon. “Year-to-date, we’ve refreshed nearly our entire fleet of miners, significantly improving our mining economics, acquired one new site and entered into agreements to acquire two additional new sites in the U.S., and completely revamped our operational and Board structure, strengthening our leadership and corporate governance.  We are now uniquely positioned with a strategic pipeline of over 950 MW in 2025 with nearly half a gigawatt of power infrastructure unallocated with miners. This represents a massive, secured, and cost-effective near-term growth opportunity with the flexibility necessary to maximize shareholder value as we approach the anticipated 2025 Bitcoin bull cycle.”

Q3 2024 & Recent Operating Highlights

●	Operations
●	Current hashrate of 11.9 EH/s, up from 10.4 EH/s in Q2 2024.
●	Averaged 7.6 BTC per day in daily production for Q3 2024.

●	Data Center Portfolio Expansion & Fleet Upgrade
●	Deployed 5,400 additional miners across three data centers in Canada, U.S., and Paraguay, for a total of approximately 47,900 miners deployed year-to-date in 2024.
●	Entered into a definitive merger agreement, pursuant to which the Company will acquire Stronghold, a vertically integrated crypto asset mining company with operations located in Pennsylvania, in a stock-for-stock merger transaction.
●	Closed the lease agreement in Sharon, Pennsylvania, providing the Company with an immediate capacity of 12 MW of electricity with up to 98 MW of additional development capacity. Bitfarms also signed a letter of intent for a lease to an additional 10 MW site, which would bring total site capacity to 120 MW.
●	Entered into two miner hosting agreements with Stronghold as of October 31, 2024 which will accelerate the deployment of 20,000 miners supporting approximately 4.0 EH/s.
●	On November 12, 2024 the Company amended its agreements with Bitmain to upgrade the remaining 18,853 Bitmain T21 miners to be delivered by Bitmain to superior performing S21 Pro miners. The upgrade will cost an incremental $33.2 million payable in cash or Bitcoin with the option for the Company to redeem the Bitcoin for cash in four quarterly payments based on the price of Bitcoin at the time the Bitcoin is originally tendered.

●	Personnel Appointments & Corporate Updates
●	Appointed Ben Gagnon as Chief Executive Officer (“CEO”) and Director of the Board of Directors (“the Board”), Liam Wilson as Chief Operating Officer, Benoit Gobeil as Chief Infrastructure Officer, Alex Brammer as SVP of Mining Operations, and Rachel Silverstein as U.S. General Counsel.
●	Appointed Amy Freedman as Independent Director of the Board and Lead Director Brian Howlett as Independent Chairman of the Board; accepted the resignations of Nicolas Bonta and Andrés Finkielsztain from the Board.
●	Entered into a settlement agreement with Riot Platforms, Inc. on September 24, 2024
●	Settled the employment dispute with the former CEO.
●	Nominated Andrew Chang for election to the Board at the Special Meeting of Shareholders, taking place on November 20, 2024.

Q3 2024 Financial Highlights

●	Total revenue of $45 million, up 8% Q/Q.
●	Gross mining profit* and gross mining margin* of $17 million and 38%, respectively, down from $21 million and 51% in Q2 2024, respectively.
●	General and administrative expenses of $28 million, up 123% Q/Q.
●	Operating loss of $44 million, which included $10 million accelerated depreciation on older miners in connection with the transformative fleet upgrade, compared to an operating loss of $24 million in Q2 2024, which included $46 million accelerated depreciation on older miners.

●	Net loss of $37 million, or $(0.08) per basic and diluted share which included a $6 million non-cash gain for revaluation of warrant liabilities in connection with 2023 financing activities. This compares to a net loss of $27 million, or $(0.07) per basic and diluted share in Q2 2024, which included a $1 million non-cash expense for revaluation of warrant liabilities in connection with 2021 and 2023 financing activities.
●	Adjusted EBITDA* of $6 million, or 14% of revenue, down from $12 million, or 28% of revenue, in Q2 2024.
●	The Company earned 703 BTC at an average direct cost of production per BTC* of $36,000, compared to $30,600 in Q2 2024.
●	Total cash cost of production per BTC* was $52,400 in Q3 2024, up from $47,300 in Q2 2024 due to higher energy cost, increased network difficulty and lower transaction fees.

Liquidity**

As of September 30, 2024, the Company had total liquidity** of $146 million, comprised of $73 million in cash and 1,147 BTC valued at $73 million based on a BTC price of $63,300 at September 30, 2024. As of October 31, 2024, the Company held 1,188 BTC.

Q3 2024 and Recent Financing Activities

●	Sold 461 BTC at an average price of $60,600 for total proceeds of $28 million in Q3 2024 and sold 194 of the 236 BTC earned during October 2024, generating total proceeds of $13 million. A portion of the funds was used to pay capital expenditures.
●	Added 41 BTC to treasury in October 2024 for a total of 1,188 BTC held in treasury, representing a total value of $84 million based on a $71,000 BTC price on October 31, 2024.
●	Synthetic HODL increased to 802 as of October 31, 2024 from 208 Bitcoin in Q2 2024, up 286%.
●	Raised $66 million in net proceeds during Q3 2024 bringing the total year-to-date net proceeds to $279 million through November 12th, 2024 through the Company’s 2024 at-the-market equity offering program.
●	Deposited a total of $15.6 million with Stronghold as of October 31, 2024, which is refundable on December 31, 2025, in connection with the two hosting agreements.
●	Collected the remaining $5 million balance of the Canadian sales tax recovery of the approximately $24 million total claims between February 5, 2022 and April 2024, for which the refund was confirmed by the provincial tax authorities in the second quarter of 2024.

Quarterly Operating Performance

	Q3 2024	Q2 2024	Q3 2023
Total BTC earned	703	614	1,172
Average Watts/Average TH efficiency***	23	28	36
BTC sold	461	515	1,018

	As of September 30,	As of June 30,	As of September 30,
	2024	2024	2023
Operating EH/s	11.3	10.4	6.1
Operating capacity (MW)	310	310	234
Hydropower (MW)	256	256	183

Quarterly Average Revenue**** and Cost of Production per BTC*

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Avg. Rev****/BTC	$60,900	$65,800	$52,400	$36,400	$28,100
Direct Cost*/BTC	$36,000	$30,600	$18,400	$14,400	$15,100
Total Cash Cost*/BTC	$52,400	$47,300	$27,900	$23,200	$20,800

*	Gross mining profit, gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS financial measures or ratios and should be read in conjunction with, and should not be viewed as alternatives to or replacements of measures of operating results and liquidity presented in accordance with IFRS. Readers are referred to the reconciliations of non-IFRS measures included in the Company’s MD&A and at the end of this press release.
**	Liquidity represents cash and balance of digital assets.
***	Average watts represent the energy consumption of miners.
****	Average revenue per BTC is for mining operations only and excludes Volta revenue.

Conference Call

Management will host a conference call today at 8:00 am EST. A presentation of the Q3 2024 results will be accessible before the call on the Investor website and can be accessed here.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

Upcoming Conferences & Events

November 14: Cantor Crypto, Digital Assets & AI Infrastructure Conference (Miami)

November 19-20: ROTH Technology Conference (NYC)

November 20: Special Meeting of Bitfarms Shareholders (Virtual)

December 4: B. Riley Crypto & Energy Infrastructure Conference (NYC)

December 12: Northland Growth Conference (Virtual)

January 14-15, 2025: Needham Growth Conference (NYC)

Non-IFRS Measures*

As a Canadian company, Bitfarms follows International Financial Reporting Standards (IFRS) which are issued by the International Accounting Standard Board (IASB). Under IFRS rules, the Company does not reflect the revaluation gains on the mark-to-market of its Bitcoin holdings in its income statement. It also does not include the revaluation losses on the mark-to-market of its Bitcoin holdings in Adjusted EBITDA, which is a measure of the cash profitability of its operations and does not reflect the change in value of its assets and liabilities.

The Company uses Adjusted EBITDA to measure its operating activities’ financial performance and cash generating capability.

2023 Restatement

During the preparation of the Company’s financial statements for the year ended December 31, 2023, the Company reassessed the application of IFRS Accounting Standards on the accounting for warrants issued in connection with private placement financings conducted in 2021 and, as such, restated (the “Restatement”) its consolidated statements of financial position as of December 31, 2022 and January 1, 2022, its consolidated statements of profit or loss and comprehensive profit or loss for the year ended December 31, 2022, and the three and nine months ended September 30, 2024 and its consolidated statements of cash flows for the year ended December 31, 2022 and the nine months ended September 30, 2023, which were previously filed on SEDAR+ and EDGAR. For further details, consult Note 3e of the audited consolidated financial statements for the year ended December 31, 2023, and Note 3d of the interim condensed consolidated financial statements for the three and nine months ended September 30, 2024, available on SEDAR+ and EDGAR. As described in the interim MD&A for three and nine months ended September 30, 2024, available on SEDAR+ and EDGAR, the Company is undertaking remediation efforts in light of the Restatement and in order to improve the overall effectiveness of its internal control over financial reporting for the accounting of complex financial instruments.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, and two under Hosting agreements, situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)
●	Q/Q = Quarter over Quarter
●	Y/Y = Year over Year
●	Synthetic HODL™ = the use of instruments that create Bitcoin equivalent exposure
●	HPC/AI = High Performance Computing / Artificial Intelligence

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the impact of the hosting agreements, projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, deployment of miners as well as the timing therefore, closing of the Stronghold acquisition on a timely basis and on the terms as announced, , the ability to gain access to additional electrical power and grow hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate and multi-year expansion capacity, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: receipt of the approval of the shareholders of Stronghold and the Toronto Stock Exchange for the Stronghold acquisition as well as other applicable regulatory approvals; that the Stronghold acquisition may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the parties for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Stronghold acquisition; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms and Stronghold operate and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and nine months ended September 30, 2024 filed on November 13, 2024, and its registration statement on Form F-4 (File No. 333-282657) filed by Bitfarms with the SEC (the “registration statement”), which includes a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms (the “proxy statement/prospectus”). Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms has filed the registration statement with the SEC. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger. Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC. Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024. This communication may be deemed to be solicitation material in respect of the proposed merger. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Bitfarms Ltd. Consolidated Financial & Operational Results

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023 (3)	$ Change	% Change	2024	2023 (3)	$ Change	% Change
Revenues	44,853	34,596	10,257	30%	136,718	100,125	36,593	37%
Cost of revenues	(56,642)	(43,462)	(13,180)	30%	(170,464)	(123,384)	(47,080)	38%
Gross loss	(11,789)	(8,866)	(2,923)	33%	(33,746)	(23,259)	(10,487)	45%
Gross margin (1)	(26)%	(26)%	—	—	(25)%	(23)%	—	—

Operating expenses
General and administrative expenses	(27,600)	(8,372)	(19,228)	230%	(53,198)	(25,887)	(27,311)	106%
(Revaluation loss) reversal of revaluation loss on digital assets	—	(1,183)	1,183	100%	—	1,512	(1,512)	(100)%
Loss on disposition of property, plant and equipment and deposits	(875)	(217)	(658)	303%	(606)	(1,776)	1,170	(66)%
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	(3,628)	—	(3,628)	(100)%	(3,628)	(9,982)	6,354	(64)%
Operating loss	(43,892)	(18,638)	(25,254)	135%	(91,178)	(59,392)	(31,786)	54%
Operating margin (1)	(98)%	(54)%	—	—	(67)%	(59)%	—	—

Net financial income	7,241	2,532	4,709	186%	17,367	12,492	4,875	39%
Net loss before income taxes	(36,651)	(16,106)	(20,545)	128%	(73,811)	(46,900)	(26,911)	57%

Income tax (expense) recovery	2	(401)	403	100%	4,583	23	4,560	nm
Net loss	(36,649)	(16,507)	(20,142)	122%	(69,228)	(46,877)	(22,351)	48%

Basic and diluted loss per share (in U.S. dollars)	(0.08)	(0.06)	—	—	(0.17)	(0.19)	—	—
Change in revaluation surplus - digital assets, net of tax	721	(824)	1,545	188%	12,699	1,567	11,132	710%
Total comprehensive loss, net of tax	(35,928)	(17,331)	(18,597)	107%	(56,529)	(45,310)	(11,219)	25%

Gross Mining profit (2)	16,699	14,527	2,172	15%	68,689	44,823	23,866	53%
Gross Mining margin (2)	38%	44%	—	—	52%	47%	—	—
EBITDA (2)	(9,836)	5,999	(15,835)	(264)%	38,563	18,633	19,930	107%
EBITDA margin (2)	(22)%	17%	—	—	28%	19%	—	—
Adjusted EBITDA (2)	6,352	8,883	(2,531)	(28)%	41,424	27,226	14,198	52%
Adjusted EBITDA margin (2)	14%	26%	—	—	30%	27%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.
[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the Company’s MD&A.
[3]	Prior year figures are derived from restated financial statements. Refer to the Q3 2024 interim financial statements Note 3d - Basis of Presentation and Material Accounting Policy Information - Restatement.

Bitfarms Ltd. Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023 (1)	$ Change	% Change	2024	2023 (1)	$ Change	% Change
Revenues	44,853	34,596	10,257	30%	136,718	100,125	36,593	37%

Net loss before income taxes	(36,651)	(16,106)	(20,545)	128%	(73,811)	(46,900)	(26,911)	57%
Interest (income) and expense	(2,014)	338	(2,352)	(696)%	(4,009)	2,538	(6,547)	(258)%
Depreciation and amortization	28,829	21,767	7,062	32%	125,143	62,995	62,148	99%
Sales tax recovery - depreciation and amortization	—	—	—	—%	(8,760)	—	(8,760)	100%
EBITDA	(9,836)	5,999	(15,835)	(264)%	38,563	18,633	19,930	107%
EBITDA margin	(22)%	17%	—	—	28%	19%	—	—
Share-based payment	5,159	2,011	3,148	157%	9,928	7,009	2,919	42%
Impairment on short-term prepaid deposits, property, plant and equipment and assets held for sale	3,628	—	3,628	100%	3,628	9,982	(6,354)	(64)%
Revaluation loss (reversal of revaluation loss) on digital assets	—	1,183	(1,183)	100%	—	(1,512)	1,512	100%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	—	(12,835)	12,835	100%
(Gain) loss revaluation of warrants	(5,704)	(2,196)	(3,508)	160%	(13,289)	214	(13,503)	nm
Gain on disposition of marketable securities	(780)	(4,120)	3,340	(81)%	(1,531)	(11,246)	9,715	(86)%
Service fees not associated with ongoing operations	9,253	—	9,253	100%	12,479	—	12,479	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (2)	—	2,366	(2,366)	100%	(16,081)	6,796	(22,877)	(337)%
Net financial expense and other	4,632	3,640	992	27%	7,727	10,185	(2,458)	(24)%
Adjusted EBITDA	6,352	8,883	(2,531)	(28)%	41,424	27,226	14,198	52%
Adjusted EBITDA margin	14%	26%	—	—	30%	27%	—	—

nm: not meaningful

[1]	Prior year figures are derived from restated financial statements. Refer to the Q2 2024 interim financial statements Note 3d - Basis of Presentation and Material Accounting Policy Information - Restatement.
[2]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to the Q3 2024 interim financial statements Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund).

Bitfarms Ltd. Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Gross loss	(11,789)	(8,866)	(2,923)	33%	(33,746)	(23,259)	(10,487)	45%
Non-Mining revenues[1]	(1,451)	(1,697)	246	(14)%	(3,510)	(3,775)	265	(7)%
Depreciation and amortization	28,829	21,767	7,062	32%	125,143	62,995	62,148	99%
Sales tax recovery - depreciation and amortization	—	—	—	—%	(8,760)	—	(8,760)	(100)%
Electrical components and salaries	1,097	1,299	(202)	(16)%	2,678	3,050	(372)	(12)%
Sales tax recovery - prior years - energy and infrastructure[2]	—	2,138	(2,138)	100%	(14,338)	6,155	(20,493)	(333)%
Other	13	(114)	127	nm	1,222	(343)	1,565	nm
Gross Mining profit	16,699	14,527	2,172	15%	68,689	44,823	23,866	53%
Gross Mining margin	38%	44%	—	—	52%	47%	—	—

nm: not meaningful

(1)	Non-Mining revenues reconciliation:

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenues	44,853	34,596	10,257	30%	136,718	100,125	36,593	37%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues[3]	(43,402)	(32,899)	(10,503)	32%	(133,208)	(96,350)	(36,858)	38%
Non-Mining revenues	1,451	1,697	(246)	(14)%	3,510	3,775	(265)	(7)%

(2)	Sales tax recovery relating to energy and infrastructure expenses has been allocated to their respective periods; refer to Q3 2024 interim financial statements Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund).
(3)	Mining revenues include Revenues from sale of computational power used for hashing calculations and Revenue from computational power sold in exchange of services.

Bitfarms Ltd. Calculation of Direct Cost and Direct Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	56,642	43,462	13,180	30%	170,464	123,384	47,080	38%
Depreciation and amortization	(28,829)	(21,767)	(7,062)	32%	(125,143)	(62,995)	(62,148)	99%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,097)	(1,299)	202	(16)%	(2,678)	(3,050)	372	(12)%
Infrastructure	(1,432)	(600)	(832)	139%	(4,328)	(2,303)	(2,025)	88%
Sales tax recovery - prior years - energy and infrastructure (1)	—	(2,138)	2,138	(100)%	14,338	(6,155)	20,493	(333)%
Other	—	—	—	—%	—	82	(82)	(100)%
Direct Cost	25,284	17,658	7,626	43%	61,413	48,963	12,450	25%
Quantity of BTC earned	703	1,172	(469)	(40)%	2,260	3,692	(1,432)	(39)%
Direct Cost per BTC (in U.S. dollars)	36,000	15,100	20,900	138%	27,200	13,300	13,900	105%

nm: not meaningful

Bitfarms Ltd. Calculation of Total Cash Cost and Total Cost per BTC

	Three months ended September 30,				Nine months ended September 30,
(U.S.$ in thousands except where indicated)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Cost of revenues	56,642	43,462	13,180	30%	170,464	123,384	47,080	38%
General and administrative expenses	27,600	8,372	19,228	230%	53,198	25,887	27,311	106%
	84,242	51,834	32,408	63%	223,662	149,271	74,391	50%
Depreciation and amortization	(28,829)	(21,767)	(7,062)	32%	(125,143)	(62,995)	(62,148)	99%
Non-cash service expense (2)	(564)	—	(564)	100%	(564)	—	(564)	100%
Sales tax recovery - depreciation and amortization	—	—	—	—%	8,760	—	8,760	100%
Electrical components and salaries	(1,097)	(1,299)	202	(16)%	(2,678)	(3,050)	372	(12)%
Share-based payment	(5,159)	(2,011)	(3,148)	157%	(9,928)	(7,009)	(2,919)	42%
Service fees not associated with ongoing operations	(9,253)	—	(9,253)	100%	(12,479)	—	(12,479)	100%
Sales tax recovery - prior years - energy and infrastructure and general and administrative expenses (1)	—	(2,366)	2,366	100%	16,081	(6,796)	22,877	nm
Other	(2,500)	23	(2,523)	nm	(5,659)	510	(6,169)	nm
Total Cash Cost	36,840	24,414	12,426	51%	92,052	69,931	22,121	32%
Quantity of BTC earned	703	1,172	(469)	(40)%	2,260	3,692	(1,432)	(39)%
Total Cash Cost per BTC (in U.S. dollars)	52,400	20,800	31,600	152%	40,700	18,900	21,800	115%

nm: not meaningful

[1]	Sales tax recovery relating to energy and infrastructure and general and administrative expenses have been allocated to their respective periods; refer to Q3 2024 interim financial statements Note 23b - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss (Canadian sales tax refund).
[2]	Non-cash service expense, included in infrastructure, which was exchanged for computational power sold.